Exhibit 99.1

FinVolution Group Reports Third Quarter 2020 Unaudited Financial Results

SHANGHAI, November 17, 2020 /PRNewswire/ – FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial and Operational Highlights

•	Net revenue increased by 12.6% to RMB1,793.3 million (US$264.1 million) for the third quarter of 2020, from RMB1,592.5 million in the same period of 2019.

•	Operating profit was RMB689.0 million (US$101.5 million) for the third quarter of 2020, representing an increase of 6.2% from RMB648.9 million in the same period of 2019.

•

Non-GAAP adjusted operating profit[1], which excludes share-based compensation expenses before tax, was RMB697.6 million (US$102.8 million) for the third quarter of 2020, representing an increase of 6.1% from RMB657.8 million in the same period of 2019.

•	Cumulative registered users[2] reached approximately 112.8 million as of September 30, 2020.

•	Cumulative number of borrowers[3] was approximately 18.6 million as of September 30, 2020.

•	Number of unique borrowers[4] was approximately 1.9 million for the third quarter of 2020.

•	Loan origination volume[5] was approximately RMB17.0 billion for the third quarter of 2020.

•	Repeat borrowing rate[6] was 89.7% for the third quarter of 2020, compared to 79.4% in the same period of 2019.

•	Average loan size[7] was RMB 4,095 for the third quarter of 2020, compared to RMB 3,156 in the same period of 2019.

•	Average loan tenure[8] was 8.3 months for the third quarter of 2020.

[1]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating profit.
[2]	On a cumulative basis, number of users registered on our platform in Mainland China as of September 30, 2020.
[3]	On a cumulative basis, number of borrowers whose loans were funded in Mainland China on or prior to September 30, 2020.
[4]	Represents the total number of borrowers in Mainland China whose loans were facilitated on our platform during the period presented.
[5]	Represents the loan origination volume facilitated in Mainland China during the period presented.
[6]	Represents the percentage of loan volume generated by repeat borrowers in Mainland China who have successfully borrowed on our platform before.
[7]	Represents the average loan size on our platform in Mainland China during the period presented.
[8]	Represents the average loan tenure period on our platform in Mainland China during the period presented.

Mr. Feng Zhang, the Chief Executive Officer of FinVolution, commented, “We are pleased to report continued progress in our results as we continue our shift to attracting higher quality customers. Our reported operational and financial performance were better-than-expected in the third quarter of 2020, a further testament to the agility and robustness of our core capabilities. As China gradually emerges from the aftermath of COVID-19, our loan business recovery has been gathering momentum. Our loan origination volume in Mainland China for the third quarter reached over RMB17 billion5, representing a 30% increase quarter-over-quarter and exceeding the top end of our previous guidance range.

“Encouragingly, our continual efforts to enhance our technological capabilities and strengthen our risk management have led to significant improvements in delinquency rates across the platform in particular for newly facilitated loans. Due to the shift to better quality customer cohort, our vintage delinquency9 in the most recent quarter is expected to be significantly lower compared to the past several years.

“Our institutional funding partners continue to be supportive with ample funding and ongoing improvement in funding cost. Going forward, we expect further enhancement in funding cost as we continue to deepen our relationships with our partners.

“As part of our ongoing strategy to leverage our technological capabilities to support new initiatives, our international operations gained significant traction. We are excited to report that our loan volume in Indonesia experienced a strong rebound from the depressed levels in the second quarter and is now much higher than pre-COVID-19 levels. We expect this strong momentum to continue moving forward.

“With a long and proven track record in technology innovation, responsive risk management insights and effective measures taken to navigate across credit and economic cycles, we believe our focus on our core strengths and fundamentals, coupled with our strong culture of innovation, sets a solid foundation for our sustainable operation and unlocks the vast potential in the consumer finance markets in China and internationally,” concluded Mr. Zhang.

Mr. Simon Ho, the Chief Financial Officer of FinVolution, commented, “In the third quarter, amid a recovering COVID-19 environment in Mainland China, we delivered non-GAAP operating profit10 of RMB697.6 million representing an increase of 21.1% quarter-over-quarter, and further demonstrating the resilience of our core business model. Our balance sheet and liquidity remain strong with RMB3.4 billion of cash and short-term liquidity. Armed with strong technological capabilities, and a conservative balance sheet, FinVolution is well positioned to capture additional opportunities in the evolving environment.”

[9]	Represents the historical cumulative 30-day past due delinquency rates by loan origination vintage for all loan products in Mainland China.
[10]	Please refer to “UNAUDITED Reconciliation of GAAP and Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating profit.

Third Quarter 2020 Financial Results

Net revenue for the third quarter of 2020 increased by 12.6% to RMB1,793.3 million (US$264.1 million) from RMB1,592.5 million in the same period of 2019, primarily due to the adoption of ASC 326. Before the adoption of ASC 326, gains or losses related to quality assurance commitments were recorded in one combined financial statement line item within other income. After the adoption of ASC 326, the guarantee income (i.e. the guarantee liability) was recorded as a separate financial statement line item within revenue and the credit losses for quality assurance were recorded within expenses. The increase in net revenue was partially offset by the decline in loan origination volume and decrease in average rate of transaction fees.

Loan facilitation service fees decreased by 45.6% to RMB486.3 million (US$71.6 million) for the third quarter of 2020 from RMB893.6 million in the same period of 2019, primarily due to the decline in loan origination volume and the decrease in the average rate of transaction fees.

Post-facilitation service fees decreased by 46.3% to RMB161.4 million (US$23.8 million) for the third quarter of 2020 from RMB300.7 million in the same period of 2019, primarily due to the decline in outstanding loans serviced by the Company and the rolling impact of deferred transaction fees.

Guarantee income was RMB747.1 million (US$110.0 million) for the third quarter of 2020 due to the adoption of ASC 326. After the adoption of ASC 326, the guarantee liabilities of quality assurance commitment are released as a revenue systematically over the term of the loans subject to quality assurance commitment.

Net interest income decreased by 24.4% to RMB260.9 million (US$38.4 million) for the third quarter of 2020, from RMB345.0 million in the same period of 2019, primarily due to decreased interest income from the reduction in the outstanding loan balances of consolidated trusts and the decrease in interest rates.

Other revenue increased by 158.6% to RMB137.6 million (US$20.3 million) for the third quarter of 2020 from RMB53.2 million in the same period of 2019, primarily due to increased customer referral fees to other third-party service providers.

Origination and servicing expenses increased by 2.0% to RMB338.9 million (US$49.9 million) for the third quarter of 2020 from RMB332.1 million in the same period of 2019, primarily due to an increase in fees paid to third party service providers.

Sales and marketing expenses decreased by 49.7% to RMB115.3 million (US$17.0 million) for the third quarter of 2020 from RMB229.2 million in the same period of 2019, primarily due to the decrease in online customer acquisition expenses as a result of the decline in newly registered users on the Company’s platform.

General and administrative expenses decreased by 15.5% to RMB105.4 million (US$15.5 million) for the third quarter of 2020 compared to RMB124.8 million in the same period of 2019, due to improved operating efficiency.

Research and development expenses decreased by 14.1% at RMB93.0 million (US$13.7 million) for the third quarter of 2020, compared to RMB108.2 million in the same period of 2019, due to a more streamlined team in technology related departments.

Credit losses for quality assurance commitment were RMB326.6 million (US$48.1 million) for the third quarter of 2020 due to the adoption of ASC 326. After the adoption of ASC 326, the expected credit losses of quality assurance commitment will be accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460.

Provision for loans receivables was RMB90.0 million (US$13.3 million) for the third quarter of 2020, compared with RMB80.1 million in the same period of 2019, primarily due to the adoption of ASC 326, which requires the Company to recognize the life time credit losses upon initial recognition and provisions for new international business.

Provision for accounts receivables and other receivables decreased by 49.3% to RMB35.1 million (US$5.2 million) for the third quarter of 2020, compared with RMB69.2 million in the same period of 2019 as a result of the decline in loan origination volume and improvement in delinquency rates, which was partially offset by provision provided on other receivables.

Operating profit increased by 6.2% to RMB689.0 million (US$101.5 million) for the third quarter of 2020 from RMB648.9 million in the same period of 2019.

Non-GAAP adjusted operating profit, which excludes share-based compensation expenses before tax, was RMB697.6 million (US$102.8 million) for the third quarter of 2020, representing an increase of 6.1% from RMB657.8 million in the same period of 2019.

Other income decreased by 49.5% to RMB26.3 million (US$3.9 million) for the third quarter of 2020, from RMB52.1 million in the same period of 2019. For the third quarter of 2020, other income primarily consisted gains from investments.

Income tax expenses were RMB118.4 million (US$17.4 million) for the third quarter of 2020, compared with RMB130.7 million in the same period of 2019, due to the decline in pre-tax profit and recognition of gain related to quality assurance in a subsidiary with preferential tax status due to tax planning.

Net profit was RMB596.9 million (US$87.9 million) for the third quarter of 2020, compared with RMB598.5 million in the same period of 2019.

Net profit attributable to ordinary shareholders of the Company was RMB602.7 million (US$88.8 million) for the third quarter of 2020, compared with RMB597.9 million in the same period of 2019.

As of September 30, 2020, the Company had cash and cash equivalents of RMB1,107.2 million (US$163.1 million) and short-term investments mainly in wealth management products of RMB2,278.4 million (US$335.6 million).

The following table provides the delinquency rates for all outstanding loans on the Company’s platform in Mainland China as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%
March 31, 2018	0.87%	2.11%	2.43%	3.83%	2.29%	1.89%
June 30, 2018	0.83%	1.21%	1.05%	0.98%	1.60%	2.03%
September 30, 2018	1.03%	1.77%	1.49%	1.29%	1.06%	1.02%
December 31, 2018	0.92%	1.63%	1.41%	1.45%	1.44%	1.34%
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%
March 31, 2020	1.34%	3.03%	2.33%	2.44%	2.64%	2.17%
June 30, 2020	0.71%	1.36%	1.70%	2.00%	2.75%	2.38%
September 30,2020	0.46%	0.72%	0.74%	0.90%	1.07%	1.43%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage in Mainland China for all loan products facilitated through the Company’s online marketplace as of September 30, 2020:

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2017Q3	2.22%	3.05%	4.13%	5.18%	6.13%	6.64%	6.88%	7.04%	7.16%	7.22%	7.26%
2017Q4	2.86%	4.24%	5.19%	5.69%	5.98%	6.19%	6.29%	6.39%	6.47%	6.49%	6.50%
2018Q1	1.37%	2.20%	2.99%	3.67%	4.32%	4.86%	5.23%	5.50%	5.66%	5.74%	5.77%
2018Q2	1.87%	3.12%	4.39%	5.46%	6.33%	6.99%	7.47%	7.80%	7.99%	8.08%	8.13%
2018Q3	1.45%	2.51%	3.53%	4.39%	5.09%	5.59%	5.97%	6.28%	6.50%	6.64%	6.72%
2018Q4	1.43%	2.49%	3.55%	4.42%	5.18%	5.76%	6.20%	6.54%	6.81%	7.01%	7.16%
2019Q1	1.34%	2.38%	3.45%	4.36%	5.13%	5.75%	6.22%	6.65%	6.99%	7.25%	7.43%
2019Q2	1.33%	2.34%	3.31%	4.18%	5.05%	5.82%	6.44%	6.98%	7.34%	7.50%	7.52%
2019Q3	1.02%	2.16%	3.42%	4.55%	5.64%	6.45%	6.92%	7.13%	7.20%	7.20%	7.15%
2019Q4	0.83%	2.07%	3.37%	4.45%	5.12%	5.50%	5.68%	5.79%
2020Q1	0.81%	1.73%	2.46%	2.97%	3.35%
2020Q2	0.44%	0.92%

Changes in Board of Directors and Management

The Board of Directors of the Company (the “Board”) has approved and appointed Mr. Simon Tak Leung Ho as a member of the Board effective on November 16, 2020. At the same time, the Board has approved the appointment of Mr. Jiayuan Xu, as the Company’s new Chief Financial Officer, effective on December 1, 2020. Mr. Xu currently serves as the Company’s Senior Vice President for Finance and will succeed Mr. Ho, who tendered his resignation from the position as the Company’s incumbent Chief Financial Officer due to personal reasons. To ensure a smooth transition, Mr. Ho will remain in his capacity until November 30, 2020.

Mr. Jiayuan Xu has been serving as our Senior Vice President for Finance and Head of Financial Institutions Department since March 2018. Mr. Xu served as the Vice President for finance from June 2016 to March 2018. Mr. Xu joined us as our Financial Controller in June 2015. Prior to joining us, Mr. Xu served as the Head of Financial Management Department of Nanyang Commercial Bank (China) Co., Ltd. from 2008 to 2015. Mr. Xu was an Audit Manager at PricewaterhouseCoopers Zhong Tian LLP from 2003 to 2008. Mr. Xu received his bachelor’s degree in international trade and finance from Shanghai Jiaotong University in and FMBA degree from China Europe International Business School. Mr. Xu is also a member of Chinese Institute of Certified Public Accountants.

Company’s Share Repurchase Update

As of November 12, 2020, the Company has deployed approximately US$10.9 million under its existing repurchase program with an authorization of US$60 million to repurchase its American Depositary Shares (“ADSs”). In combination with the Company’s previous repurchase program with authorization of US$120 million, the Company has deployed a total of approximately US$121.9 million to repurchase its ADSs.

FinVolution Group’s Chairman Ownership Update

Mr. Shaofeng Gu, the Chairman and Chief Innovation Officer of the Company, has informed the Company on August 11, 2020 that he had continued to purchase in his personal capacity 0.4 million of the Company’s ADSs in the second quarter of 2020. The purchases were made during an open window period and in compliance the Company’s guidelines. As of September 30, 2020, Mr. Shaofeng Gu beneficially owned an aggregate number of 414,256,580 ordinary shares, representing approximately 28.9% of beneficial ownership in the Company.

Business Outlook

As China gradually recovers from the aftermath of the COVID-19 outbreak, the Company has continued to experience improvements in delinquency trends for newly facilitated loans. The Company will continue to closely monitor the global development of the pandemic and remain agile in its business operations. The Company holds a cautiously optimistic view on its operations and expects progressive growth for its loan origination volume in the fourth quarter of 2020 to be in the range of RMB18 billion to RMB20 billion. With a gradual recovery in the macro economy, the Company expects it’s vintage delinquency9 risks to further improve.

The above outlook is based on current market conditions and reflects the Company’s preliminary expectations as to market conditions, its regulatory and operating environment, as well as customer and institutional investor demand, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 17, 2020 (8:00 PM Beijing/Hong Kong time on November 17, 2020).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until November 24, 2020, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10149966

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of September 30, 2020, the Company had over 112.8 million cumulative registered users.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use Non-GAAP operating profit, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating profit help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating profit provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating profit is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the rate in effect as of September 30, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200- Ext 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	USD
Assets
Cash and cash equivalents	2,324,542	1,107,192	163,072
Restricted cash	3,686,203	3,915,293	576,660
Short-term investments	114,560	2,278,395	335,571
Investments	952,833	976,333	143,798
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB809,503 and RMB284,266 as of December 31, 2019 and September 30, 2020, respectively	3,649,642	1,157,485	170,479
Intangible assets	64,280	96,780	14,254
Property, equipment and software, net	134,324	108,049	15,914
Loans receivable, net of credit loss allowance for loans receivable of RMB316,124 and RMB607,423 as of December 31, 2019 and September 30, 2020, respectively	4,808,252	3,232,716	476,128
Accounts receivable, net of credit loss allowance for accounts receivable of RMB145,699 and RMB255,197 as of December 31, 2019 and September 30, 2020, respectively	882,305	685,903	101,023
Deferred tax assets	129,740	420,173	61,885
Contract assets	20,555	—	—
Right of use assets	95,786	63,345	9,330
Prepaid expenses and other assets	1,391,023	1,133,766	166,986
Goodwill	50,411	50,411	7,425

Total assets	18,304,456	15,225,841	2,242,525

Liabilities and Shareholders’ Equity
Payable to platform customers	684,630	110,733	16,309
Quality assurance payable[1]	4,776,153	—	—
Deferred guarantee income[1]	—	1,224,437	180,340
Expected credit losses for quality assurance commitment[1]	—	2,249,845	331,366
Payroll and welfare payable	176,685	144,052	21,217
Taxes payable	128,298	201,663	29,702
Short-term borrowings	235,000	150,000	22,093
Funds payable to investors of consolidated trusts	3,660,483	2,427,922	357,594
Contract liability	55,728	4,067	599
Deferred tax liabilities	198,922	202,907	29,885
Accrued expenses and other liabilities	291,934	392,061	57,744
Leasing liabilities	85,143	53,706	7,910

Total liabilities	10,292,976	7,161,393	1,054,759

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	15
Additional paid-in capital	5,640,898	5,647,563	831,796
Treasury stock	(47,174)	(319,845)	(47,108)
Statutory reserves	317,198	317,198	46,718
Accumulated other comprehensive income	70,320	35,500	5,231
Retained Earnings	1,966,611	2,298,839	338,582

Total FinVolution Group shareholders’ equity	7,947,956	7,979,358	1,175,234

Non-controlling interest	63,524	85,090	12,532

Total shareholders’ equity	8,011,480	8,064,448	1,187,766

Total liabilities and shareholders’ equity	18,304,456	15,225,841	2,242,525

1

Upon adoption of ASC 326 on January 1, 2020, quality assurance payable is separated into deferred guarantee income (i.e. the unamortized ASC 460 component of guarantee) and expected credit losses for quality assurance commitment (i.e. CECL liability).

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	893,614	486,291	71,623	2,771,979	1,265,565	186,398
Post-facilitation service fees	300,671	161,376	23,768	924,542	497,236	73,235
Guarantee income[1]	—	747,143	110,042	—	2,718,598	400,406
Net interest income	344,997	260,931	38,431	789,905	909,046	133,888
Other Revenue	53,229	137,592	20,265	243,542	319,650	47,079

Net revenue	1,592,511	1,793,333	264,129	4,729,968	5,710,095	841,006

Operating expenses:
Origination and servicing expenses	(332,078)	(338,879)	(49,911)	(903,053)	(860,689)	(126,766)
Sales and marketing expenses	(229,190)	(115,305)	(16,983)	(588,585)	(273,254)	(40,246)
General and administrative expenses	(124,806)	(105,392)	(15,523)	(334,630)	(303,772)	(44,741)
Research and development expenses	(108,221)	(92,988)	(13,696)	(297,504)	(263,941)	(38,874)
Credit losses for quality assurance commitment[1]	—	(326,610)	(48,104)	—	(1,699,231)	(250,270)
Provision for loans receivable	(80,082)	(89,986)	(13,253)	(196,936)	(505,698)	(74,482)
Provision for accounts receivable and other receivables	(69,185)	(35,143)	(5,176)	(197,895)	(91,539)	(13,482)

Total operating expenses	(943,562)	(1,104,303)	(162,646)	(2,518,603)	(3,998,124)	(588,861)

Operating profit	648,949	689,030	101,483	2,211,365	1,711,971	252,145

Other income (expenses)
Gain from quality assurance fund[1]	34,321	—	—	91,331	—	—
Realized gain (loss) from financial guarantee derivatives	37,235	—	—	29,695	—	—
Fair value change of financial guarantee derivatives	(43,474)	—	—	(51,681)	—	—
Other income, net	52,147	26,314	3,876	106,200	114,393	16,848

Profit before income tax expense	729,178	715,344	105,359	2,386,910	1,826,364	268,993
Income tax expenses	(130,718)	(118,398)	(17,438)	(424,870)	(355,045)	(52,293)

Net profit	598,460	596,946	87,921	1,962,040	1,471,319	216,700
Net profit (loss) attributable to non-controlling ,interest shareholders	577	(5,719)	(842)	466	(7,442)	(1,096)
Net profit attributable to FinVolution Group	597,883	602,665	88,763	1,961,574	1,478,761	217,796

Foreign currency translation adjustment, net of nil tax	21,335	(37,082)	(5,462)	21,066	(34,820)	(5,128)

Total comprehensive income attributable to FinVolution Group	619,218	565,583	83,301	1,982,640	1,443,941	212,668

Weighted average number of ordinary shares used in computing net income per share
Basic	1,553,399,525	1,453,795,176	1,453,795,176	1,521,577,804	1,496,832,088	1,496,832,088
Diluted	1,579,642,133	1,467,348,248	1,467,348,248	1,565,427,361	1,509,090,474	1,509,090,474
Income per share -Basic	0.38	0.41	0.06	1.29	0.99	0.15
Income per ADS-Basic	1.92	2.07	0.31	6.45	4.94	0.73
Income per share -Diluted	0.38	0.41	0.06	1.25	0.98	0.14
Income per ADS-Diluted	1.89	2.05	0.30	6.27	4.90	0.72

1

Before the adoption of ASC 326 on January 1, 2020, gain or losses related to quality assurance commitments were recorded in one combined financial statement line item within other income. After the adoption of ASC 326, the guarantee income (i.e. the release of ASC 460 component of guarantee liability) was recorded as a separate financial statement line item within revenue and the credit losses for quality assurance commitments (i.e. the recognition of CECL losses) was recorded within expenses.

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30			Nine Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	1,515,746	791,240	116,537	2,609,065	1,458,450	214,806
Net cash provided by/(used in) investing activities	28,870	(175,887)	(25,905)	(1,094,495)	(389,740)	(57,402)
Net cash provided by/(used in) financing activities	285,077	(602,873)	(88,794)	937,102	(2,035,703)	(299,828)
Effect of exchange rate changes on cash and cash equivalents	16,505	(28,131)	(4,143)	17,657	(21,267)	(3,131)
Net increase/(decrease) in cash, cash equivalent and restricted cash	1,846,198	(15,651)	(2,305)	2,469,329	(988,260)	(145,555)
Cash, cash equivalent and restricted cash at beginning of period	5,916,852	5,038,136	742,037	5,293,721	6,010,745	885,287
Cash, cash equivalent and restricted cash at end of period	7,763,050	5,022,485	739,732	7,763,050	5,022,485	739,732

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	1,592,511	1,793,333	264,129	4,729,968	5,710,095	841,006
Less: total operating expenses	(943,562)	(1,104,303)	(162,646)	(2,518,603)	(3,998,124)	(588,861)
Operating Income	648,949	689,030	101,483	2,211,365	1,711,971	252,145
Add: share-based compensation expenses	8,890	8,600	1,267	32,827	25,329	3,731
Non-GAAP adjusted operating income	657,839	697,630	102,750	2,244,192	1,737,300	255,876

Operating Margin	40.8%	38.4%	38.4%	46.8%	30.0%	30.0%
Non-GAAP operating margin	41.3%	38.9%	38.9%	47.4%	30.4%	30.4%